SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No  ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 April 2012

PROPOSAL OF THE AUDIT COMMITTEE

ITEM 6 ON THE AGENDA:

(To resolve on the election of the effective and alternate Statutory Auditor for the term of office of 2012-2014)

Whereas:

A)          In accordance with article 446 of the Portuguese Companies Code and article 31 of the Company’s Articles of Association, the examination of the Company’s accounts shall be performed by a Statutory Auditor or a Firm of Statutory Auditors, which may have an alternate, elected by the General Meeting of Shareholders, further to a proposal presented by the Audit Committee;

B)            Assuming that the proposal of the shareholders BES — AVISTAR, R.S. HOLDING — NIVALIS and CGD — CAIXA GERAL DE DEPÓSITOS presented under item 5 on the agenda of this General Meeting is approved, the members of the Audit Committee elected under such item on the agenda shall present a proposal to the General Meeting regarding the election of the Statutory Auditor of the Company for the term of office of 2012-2014;

C)            Accordingly, the members proposed for the Audit Committee indicated on the proposal referred to above resolved, upon request of the Chairman of the Board of Directors, to provide the Shareholders with a proposal in order to ensure that the election of the Statutory Auditor of the Company is made in compliance with the legal requirements;

D)           Given the exercise of supervisory duties in the Company for the previous terms of office, it is not necessary to elect an alternate Statutory Auditor for the term of office of 2012-2014;

Subject to the condition precedent that the proposal of the shareholders BES — AVISTAR, R.S. HOLDING — NIVALIS and CGD — CAIXA GERAL DE DEPÓSITOS presented under item 5 on the agenda of this General Meeting is approved, we propose that it be resolved:

1)              To elect as Statutory Auditor, for the term of office of 2012-2014, pursuant to article 446 of the Portuguese Companies Code and article 31 of the Company’s Articles of Association, the company P. Matos Silva, Garcia Jr., P. Caiado & Associados-SROC, Lda., represented by Pedro João Reis de Matos Silva;

2)              Not to elect an alternate Statutory Auditor.

Lisbon, 29 March 2012

The members proposed for the Audit Committee,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.